UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2011

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Changes in Registrant’s Certifying Accountant.

     On November 10, 2011, Deloitte & Touche LLP (“Deloitte”) informed CDC
Corporation (the “Company”) of its resignation as the Company’s independent registered public accounting firm effective immediately.  In connection with its resignation, Deloitte informed management and the Board of the Company (the
“Board”) that Deloitte would not rely upon representations of Mr. Yip or those influenced or controlled by him, and that Deloitte, as the Company’s independent auditor, was not sufficiently comfortable that Mr. Yip was not continuing to influence the operations, management and those persons in governance of the
Company.  Deloitte also noted certain statements by persons formerly associated with the Company, including statements made by the Company’s former General
Counsel at the time of his resignation, relating to the Company and CDC Software
Corporation, that Mr. Yip was inappropriately influencing the business of the
Company and to some degree, CDC Software Corporation.  At the time of its resignation, Deloitte also noted that it had requested a meeting with the
Company’s Audit Committee to address these matters, including the statements of the Company’s former General Counsel, but such a meeting was never held.

     Deloitte has also communicated to the Board of the Company that as of the date of their resignation, Deloitte has determined that the Audit Committee of the Company was ineffective, and that this represents a material weakness in the internal controls of the Company.  As of the date of Deloitte’s resignation as the independent registered public accounting firm of the Company, the Company has not investigated the allegations made by the former General Counsel of the
Company.

     Deloitte has served as the Company’s independent registered public accounting firm since 2006.  The Company will authorize Deloitte to respond fully to inquiries of the successor accountant, when hired, concerning the foregoing events.

     Prior to resignation, Deloitte had communicated to management of the
Company and CDC Software Corporation that the scope of Deloitte’s procedures to complete the audit of the Company and CDC Software Corporation’s financial statements would be expanded to cover the issues discussed in the Company’s
October 20, 2011 Current Report on Form 6-K, as well as to audit certain subsequent events and the impact thereof on the companies and their respective financial position.

     Other than as set forth above, there were (1) no disagreements with
Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Deloitte would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) and (D) of Item
304(a)(1)(v) of Regulation S-K.

     The audit reports of Deloitte for the years ended December 31, 2009 and
2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit, scope, or accounting principles.

     The Company provided Deloitte with a copy of the disclosures it is making in this Form 6-K prior to the time its Form 6-K was furnished to the Securities and Exchange Commission (the “SEC”).  The Company requested that Deloitte furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein.  A letter from Deloitte is filed as an Exhibit 99.1 hereto.

Exhibit No.       Description
99.1              Letter from Deloitte & Touche LLP dated November 18, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: November 18, 2011	By:	John Clough
	Name:	John Clough
	Title:	Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter from Deloitte & Touche LLP dated November 18, 2011